Exhibit 99.3

WIPRO LIMITED Registered Office: Doddakannelli, Sarjapur Road, Bengaluru-560 035. Tel: +91-80-2844 0011; Fax: +91-80-2844 0054; CIN : L32102KA1945PLC020800 Website: www.wipro.com; E-mail: corp-secretarial@wipro.com NOTICE OF THE 74”’ ANNUAL GENERAL MEETING OF WIPRO LIMITED Notice is hereby given that the 74th Annual General Meeting (AGM) of Wipro Limited (“Company”) will be held on Monday, July 13, 2020 at 9.00 AM 1ST through video conferencing (“VC”} to transact the businesses as set out in the Notice of the 7411> AGM, in compliance with the applicable provisions of the Companies Act, 2013 (“Act”), the General Circular No. 14/2020 dated April 8, 2020. General Circular No. 17/2020 dated April 13, 2020 and General Circular No. 20/2020 dated May 5, 2020 issued by \he Ministry of Corporate Affairs (‘MCA”) and SEBI (Listing Obligations and Disclosure Requirements} Regulations, 2015 {“SEBI Listing Regulations”}. Electronic copies of the Notice of the 74111 AGM, procedure. and instructions for e-voting and the Annual Report 2019-20 have been sent on June 19, 2020, to all those Members whose email IDs are registered with the Company/Depositories. The Notice of the 741h AGM and the Annual Report 2019-20 are also available on the website of the Company at https:llwww.wipro.com/investors/annual-reportsl, on the website of the Registrar and Share Transfer Agent {“RTA”}, KFin Technologies Private Limited at https:/levotin1;karvy.com and on the websites of SSE Limited at https:/lwww.bseindia .com/ and National tock Exchange of India Limited at https:/lwww.nseindia.com/. Pursuant to Section 91 of the Act and Regulation 42 of the SEBI Listing Regulations, the Register of Members and share transfer books will remain closed from Friday, July 10, 2020 to Monday, July 13, 2020 (both days inclusive). The Company is providing the facility to its Members to exercise their right to vote on the businesses as set forth in the Notice of the 741h    AGM by electronic means through both remote e-voting and e-voting at the AGM. All Members are informed that: 1. Members may attend the 741h AGM through VC or watch the live web-cast at https:l/emeetings.kfintech.com, by using their remote e-voting credentials. 2. The instructions for participating through VC and the process of e-voting, including the manner in which Members holding shares in physical form or who have not registered their e-mail address can cast their vote through e-voting, are provided as part of the Notice of the 74th AGM. 3. Members whose names appear In the register of members or In the register of beneficial owners maintained by the depositories as on the cut-off date of Monday, July 6, 2020, shall only be entitled to avail the remote e-voting facility or vote, as the case may be, at the AGM. 4. Remote e-voting shall commence at 9 AM 1ST on Thursday, July 9, 2020 and end at 5 PM 1ST on Sunday, July 12, 2020. Remote e-voting shall not be allowed beyond 5:00 PM 1ST on July 12, 2020 and once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently. 5. In case a person has become a Member of the Company after dispatch of the Notice but on or before the cut-off date for remote e-voting, or has registered the e-mail address after dispatch of the Notice, such Member may obtain the user ID and password in the manner as provided in the procedure and Instructions for e-voting. 6. Members who have cast their vote by remote e-voting prior to the AGM may attend the AGM through VC, but shall not be entitled to cast their vote again. Members who have not cast their vote through remote e-voting and are present in the AGM through VC, shall be eligible to vote through e-voting at the AGM. 7. Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant {s) and in respect of shares held in physical form by writing to the Company’s RTA, KFin Technologies Private Limited, Selenium Tower, Plot 31 & 32, Gachibow1i Financial District, Nanakramguda, Hyderabad-500 032. 8. The Company has enabled the Members to temporarily update their e-mail address by accessing the link https:/lwww.wipro.com/investors/annual-reports/, for the limited purpose of receiving the Annual Report 2019-20 and the Notice of the 741hAGM (including e-voting instructions} electronically. 9. In case of any query/grievance regarding a-voting or technical assistance for VC participation, Members may contact KFin Technologies Private Limited at the toll free No. 1-800-3454-001 or write to them at einward.ris@kfintech.com and evoting@kfintech.com. Members may also contact Mr. B Srinivas, Manager, KFin Technologies Private Limited, at the RTA’s address mentioned earlier or at srinivas.b@kfintech.com or 040-6716 2222 for any further clarifications. For WIPRO LIMITED Date: June 19, 2020 M Sanaulla Khan Place: Bengaluru Company Secretary